02036540

5/1/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __√__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __√__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

SERONO ISSUES NOTIFICATION OF COUNTERFEIT SEROSTIM®

Rockland, MA, May 16, 2002 — Serono, Inc. has recently become aware of a counterfeit lot of Serono's Serostim® [somatropin (rDNA origin) for injection]. The counterfeit material has been packaged to appear as drug product lot number S810-1A1. This is not a legitimate Serostim® lot number. Serono has notified the appropriate regulatory and law enforcement authorities of this matter.

Preliminary information appears to indicate that the counterfeit material may have been distributed via the Internet. However, Serono is also alerting pharmacists to the counterfeit material and recommending that they examine Serostim® prior to dispensing to ensure that the package does not bear lot number S810-1A1.

The counterfeit material was neither manufactured nor distributed by Serono. Therefore, it cannot be assumed that the counterfeit material is either safe or effective.

Serono continues to cooperate with regulatory and law enforcement authorities to identify and prosecute individuals involved in drug counterfeiting.

Serostim® is approved in the U.S. for the treatment of AIDS wasting. Patients seeking information regarding Serostim® may call Serono at 1-888-275-7376.

MEDIA CONTACT: **Carolyn Castel**
Serono, Inc.
781 681 2340

Serono, Inc.
One Technology Place
Rockland, MA 02370
www.seronousa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

May 16, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer